LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K Street, N.W., Suite 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX:   (202) 337-5502
WWW.SFTLAW.COM

May 23, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           Registration Statement on Form S-1 of Sunshine Financial, Inc.

Gentlemen:

Pursuant to the Securities Act of 1933, as amended (the AAct@), and the rules and regulations thereunder, on behalf of Sunshine Financial, Inc. (the ACompany@), we transmit herewith for filing one conformed copy of the Company=s Registration Statement on Form S-1, with exhibits, relating to the Company=s proposed offering of its common stock in connection with the Company becoming a mid-tier holding company for Sunshine Savings Bank as part of a reorganization into a three-tier mutual holding company structure.

Sunshine Financial, Inc. has sufficient funds in its CIK Account No. 0001429469 to cover the aggregate amount of the filing fee shown on the cover page of the Registration Statement for the enclosed filing.

If the Staff has any questions or comments with respect to the Registration Statement, please call Dave Muchnikoff at (202) 295-4513 or Michael Sadow at (202) 295-4526.

Sincerely,

/s/ Michael S. Sadow, P.C.

Michael S. Sadow, P.C.